Exhibit 99.1

40 years

of value creation

Quarterly Report
for the 3-month period
ended March 31, 2004

1

Management's Discussion and Analysis of Financial Position and Operating Results

Following is management’s discussion and analysis (“MD&A”) of the results of operations and the financial position of Cascades Inc. (“Cascades” or “the Company”), which should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the quarters ended March 31, 2004 and 2003 and with the most recent audited consolidated financial statements. Information contained herein includes any signicant developments as at May 3, 2004, the date of approval of MD&A by the Company’s Board of Directors.

MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements in this MD&A, including statements regarding future results and performance, are forward-looking statements within the meaning of securities laws based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw materials costs, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars, unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-gaap measures”). For example, the Company uses operating income before depreciation and amortization (“OIBD”) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the supplemental information on non-gaap measures section.

Overview

Cascades is a diversified producer of packaging products, tissue paper and fine papers with operations in Canada, the United States and Europe. The Company has leading market positions for many of its products in North America and is a leading producer of coated boxboard in Europe.

Although the Company believes that its products, markets and geographical diversification help to mitigate the adverse effects of industry conditions, the markets, for some of its products, are highly cyclical. These markets are heavily in fluenced by changes in the North American and global economies, industry capacity and inventory levels maintained by customers, all of which affect selling prices and profitability.

During the first quarter of 2004, sales decreased by 3.2% and operating income was 51% lower than in the same quarter in 2003. These declines are principally attributable to volume and net realization price decreases experienced by most of the Company’s operating sectors, which reflect difficult market conditions in North America and Europe.

The following table shows the historical movement of quarterly average benchmark list prices for some of our key products:

Benchmark product	Q1 - 2004	Q4 - 2003	Q3- 2003	Q2- 2003	Q1 - 2003

Packaging (US$/short ton)
-Recycled boxboard - 20-pt. clay coated	648	665	665	657	625
-Linerboard-unbleached kraft, 42 lb.-Eastern U.S.	412	412	418	425	428
Fine papers (US$/short ton)
-Uncoated fine paper-offset, 50 lb. Rolls	587	585	602	653	696
-Coated fine paper-No. 3 grade, 60 lb rolls	768	782	805	815	780

Source : Cascades based on industry sources

Recycled and virgin fibres are the primary raw materials used in the manufacture of our products and represent the highest production cost. List prices for these raw materials fluctuate considerably and are heavily influenced by economic conditions and foreign demand. The following table shows the historical movement of quarterly average benchmark list prices for some of the grades of recycled paper and virgin pulp that are used in the manufacturing process:

Benchmark product	Q1 - 2004	Q4 - 2003	Q3- 2003	Q2- 2003	Q1 - 2003

Recycled paper (US$/short ton)
-Old corrugated containers	77	60	59	64	56
-Sorted office papers	108	97	98	108	136
Virgin pulp (US$/metric tonne)
-Northern bleached softwood kraft - Eastern U.S.	600	575	550	580	507

Source : Cascades based on industry sources

Quarter ended March 31, 2004 compared to quarter ended March 31, 2003

Sales Sales decreased by $29 million, or 3.2%, to $870 million for the quarter ended March 31, 2004, versus $899 million for the same period in 2003.

Businesses acquired over the last twelve months accounted for $76 million of sales during the quarter ended March 31, 2004. On October 1, 2003, the Company increased its participation in Dopaco, Inc. to 50%. This investment generated $57 million of sales in the first quarter of 2004, as Dopaco’s results have been proportionally consolidated as of that date.

Net selling prices were weaker in each of the Company’s operating sectors. The depreciation of the U.S. dollar also had a direct impact on export prices and has contributed to reducing prices in Canadian dollars in the domestic market, reflecting the reality of North American pricing for several of the Company’s product lines. Overall business volumes, excluding the Tissue Group and the manufacturing operations of the Containerboard Group, were lower as a result of reduced economic activity.

Operating income before depreciation and amortization The Company generated operating income before depreciation and amortization of $57 million for the quarter ended March 31, 2004, compared to $71 million for the same period in 2003, which represents a 20% decrease. The OIBD margin decreased to 6.6% for the quarter ended March 31, 2004, from 7.9% for the corresponding period in 2003.

Operating income before depreciation and amortization includes a $5 million unrealized gain on derivative financial instruments of certain commodity swap contracts that were entered into by a joint venture of the Company.

The most important factors accounting for the decrease in OIBD and margin are the volume and net realization price reductions experienced in most of the operating sectors. This is mainly due to difficult market conditions in North America and Europe and the strengthening of the Canadian dollar against the U.S. dollar, the average quarterly exchange rate having increased by 14.6% in 2004 compared to the same period in 2003.

The monthly average list price for old corrugated containers (OCC) which are used in large volume by our Containerboard Group, increased by approximately 38% during the quarter. The monthly average list price for sorted office papers (SOP), primarily used by our Tissue Paper and Boxboard Groups, was 21% lower compared to the first quarter of 2003, while the price of old newspapers (ONP) which are used by our Boxboard Group and Moulded Pulp businesses, increased by 19% during the same period.

Natural gas costs were $7.73 per gigajoule during the quarter ended March 31, 2004, compared to $8.94 per gigajoule for the quarter ended March 31, 2003, representing a 14% decrease. This decrease in unit price had a positive effect on the operating income before depreciation and amortization which was an increase of approximately $5 million while a decrease in volume also increased the OIBD by approximately $3 million.

Consolidated selected information

For the periods ended March 31, 2004 and 2003

(in millions of dollars, except amount per share)

	2004	2003

Sales	870	899
OIBD	57	71
OIBD / sales	6.6%	7.9%
Operating income	17	35
Net earnings (loss)	(6)	16
Basic net earnings (loss) per common share	$(0.08)	$0.19

Segmented analysis

Packaging Products Sales of the Packaging Products segment increased by $19 million, or 3.6%, amounting to $551 million for the quarter ended March 31, 2004, compared to $532 million for the same period in 2003. The additional contribution of new businesses acquired over the last twelve months only partly compensated for market-related downtime in all operating sectors and a general decrease in price levels.

Sales for the Boxboard Group amounted to $296 million for the quarter ended March 31, 2004, compared to $262 million for the same period in 2003. Excluding the contribution of $66 million realized through the 2003 acquisitions of Dopaco and Scierie Lemay, sales actually decreased by $32 million, or 12%. Over the course of this period, shipments by primary mills decreased by approximately 8% in North America and approximately 2% in Europe.

Sales for the Containerboard Group decreased by $12 million, or 8%, amounting to $146 million for the quarter ended March 31, 2004, compared to $158 million for the same period in 2003. The acquisition of the Schenectady, N.Y. converting plant in April 2003 contributed $5 million in additional sales in 2004. Containerboard shipments increased 2% over the period, while shipments of corrugated products increased by 5% mostly as a result of the impact of the Schenectady acquisition. Due primarily to a stronger Canadian dollar, average reported net Canadian selling prices were lower in both the containerboard and corrugated products segments.

In order to balance inventories and production levels to customer demand, the Company took approximately 15,000 short tons of market-related downtime in the Boxboard Group and 12,000 short tons in the Containerboard Group during the first quarter of 2004, representing approximately 6% of their respective quarterly capacities.

Sales for the Specialty Products Group decreased by $2 million, or 2%, to $119 million for the quarter ended March 31, 2004, compared to $121 million for the same period in 2003. Within this Group, the moulded pulp division saw its contribution decrease by $5 million. Sales of the kraft paper and uncoated board products businesses also decreased by approximately $4 million mostly due to the impact of the appreciation of the Canadian dollar compared to the U.S. dollar. Our Greenfield S.A.S. 50% joint venture de-inked pulp unit, established at the end of the first quarter of 2003, generated $5 million in additional sales during the quarter in comparison to the first quarter of 2003.

Operating income before depreciation and amortization for the Packaging Products segment was $45 million for the quarter ended March 31, 2004, compared to $44 million for the same period in 2003. Higher waste paper costs combined with lower selling prices and the strengthening of the Canadian dollar contributed to reduce the Packaging Products Group’s profit margins.

As mentioned previously, the OIBD includes a $5 million unrealized gain on derivative financial instruments of certain commodity swap contracts that were entered into by a joint venture of the Company.

Packaging

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003

Boxboard
Manufacturing -
North America	62	71	—	—	2	2.8	86	st	93	st	721	763
Manufacturing - Europe	119	129	7	5.9	10	7.8	130	st	133	st	915	970
Converting	112	60	8	7.1	2	3.3
Others and eliminations	3	2	2	—	2	—
	296	262	17	5.7	16	6.1	216	st	226	st
Containerboard (1)
Manufacturing	78	90	7	9.0	5	5.6	179	st	176	st	436	511
Converting	110	117	11	10.0	10	8.5	1,630	msf	1,550	msf	67	75
Others and eliminations	(42)	(49)	2	—	4	—
	146	158	20	13.7	19	12.0

Specialty products	119	121	8	6.7	9	7.4
Eliminations	(10)	(9)	—	—	—	—
	551	532	45	8.2	44	8.3

(1) The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture.

Tissue Group Sales for the Tissue Group decreased by $14 million, or 8%, to $168 million for the quarter ended March 31, 2004, compared to $182 million for the same period in 2003. Net selling prices were lower during the quarter ended March 31, 2004 in comparison with the corresponding period in 2003, this being the result of the devaluation of the U.S. dollar relative to the Canadian dollar. However, shipments increased 7% over the same period, reflecting increased sales efforts in the US away from home market and a planned 12 day shutdown in 2003, at the St-Helens, Oregon facility in order to upgrade the paper machine.

Operating income before depreciation and amortization for the Tissue Group was $18 million for the quarters ended March 31, 2004 and 2003. An increase in shipments and lower average waste paper costs contributed to an increase the OIBD margin.

Tissue

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003

Manufacturing	154	165	18	11.7	19	11.5	96	st	90	st	1,604	1,833
Distribution	21	22	—	—	(1)	(4.5)
Eliminations	(7)	(5)	—	—	—	—
	168	182	18	10.7	18	9.9

Fine Papers Group Sales for the Fine Papers Group decreased by $34 million, or 17%, to $168 million for the quarter ended March 31, 2004, compared to $202 million for the same period in 2003. The strengthening of the Canadian dollar against the U.S. dollar affected export and domestic prices for both coated and uncoated papers, with shipments decreasing by 18%, compared to the first quarter of 2003. Market-related downtimes during the period at both the coated and uncoated mills represented 11,000 short tons, or 14% of total quarterly capacity. The distribution division, Cascades Resources, contributed total sales of $100 million during the quarter, compared to $107 million in the first quarter of 2003. This division was impacted by a 6% decrease in its average selling prices for paper and a reduction in value-added product sales.

Operating income before depreciation and amortization for the Fine Papers Group showed a loss of $3 million for the quarter ended March 31, 2004, compared to a positive contribution of $9 million for the same period in 2003.

This operating segment experienced lower shipments and generally lower selling prices for both coated and uncoated papers - a situation that was amplified by the depreciation of the U.S. dollar relative to the Canadian dollar. OIBD was also impacted by higher virgin fibre prices. The rapid strengthening of the Canadian dollar against the U.S. dollar, combined with a difficult pricing environment, considerably reduced the operating profitability of the Thunder Bay coated paper mill.

Fine papers

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003

Manufacturing	83	112	(5)	(6.0)	6	5.4	65	st	79	st	1,277	1,418
Distribution	100	107	2	2.0	3	2.8
Eliminations	(15)	(17)	—	—	—	—
	168	202	(3)	(1.8)	9	4.5

Depreciation and amortization Depreciation and amortization increased to $40 million for the quarter ended March 31, 2004, from $36 million for the corresponding period of 2003, primarily as a result of recent business acquisitions.

Operating income As a result of the above-described factors, operating income decreased 51% to $17 million compared to $35 million for the same period in 2003. Operating margins decreased from 3.9% in the first quarter of 2003 to 2% in the first quarter of 2004.

Interest expense Interest expense decreased by $1 million, to $20 million for the quarter ended March 31, 2004 compared to $21 million for the same period in 2003.

Foreign exchange loss (gain) on long-term debt The Company recorded a foreign exchange loss of $6 million on its own and its joint ventures’ U.S.-denominated debts, as the Canadian dollar, when compared to the U.S. dollar, went from $0.774 as at December 31, 2003 to $0.763 as at March 31, 2004. This compares to a gain of $16 million for the quarter ended March 31, 2003. The loss had no cash impact on the Company’s liquidity.

Provision for income taxes The income tax recovery for the quarter ended March 31, 2004 amounted to $2 million, representing an effective tax rate of 19%. Excluding the impact of the foreign exchange loss on U.S.-denominated debt and the unrealized gain on derivative financial instruments, the tax rate would have been 28%.

Net earnings (loss) As a result of the foregoing factors, net earnings decreased by $22 million to produce a loss of $6 million, or $0.08 per share for the quarter ended March 31, 2004, versus net earnings of $16 million, or $0.19 per share, for the same period in 2003.

Results for the quarter ended March 31, 2004 include an after-tax foreign exchange loss on U.S.-denominated debt of $5 million, or $0.06 per share and an after-tax unrealized gain on derivative financial instruments in the amount of $4 million or $0.05 per share.

Net earnings for the first quarter of 2003 included a loss on long-term debt refinancing, our share of an adjustment to a gain realized by a significantly influenced company and a foreign exchange gain on U.S.-denominated debt. These items increased net earnings by $5 million or $0.06 per share.

Liquidity and capital resources

Cash flows from operations Deficit cash flows from operations totalled $3 million for the quarter ended March 31, 2004, compared to a deficit of $34 million for the same period in 2003. Changes in non-cash working capital components amounted to a use of funds in the amount of $36 million for the quarter ended March 31, 2004 mainly as a result of an interest payment on the Company’s US$550 million senior notes and an increase in the North American boxboard inventories.

Investing activities For the quarter ended March 31, 2004, investment activities required total cash resources of $35 million. The Company invested $19 million in property, plant and equipment. The most important investment during the quarter was a $3 million investment at the La Rochette European boxboard mill as a result of a  10 million project that will be completed later in 2004.

The Company also invested $14 million (net of cash acquired) in a new business during the quarter mostly accounted for by the $15 million (US$11.4 million) paid to acquire a Tissue mill located in Memphis, Tennessee.

The tissue assets acquired are presently idle. This acquisition will increase the Company’s tissue capacity by approximately 40,000 short tons per year or 8%. The start-up of the tissue machine will be dictated by market demand. The converting lines which are expected to start-up gradually later this year will produce bathroom tissue and paper napkins.

Financing activities During the quarter ended March 31, 2004, the Company drew an additional $42 million on its revolving credit facility. It also redeemed 4,500 of its common shares on the open market, in accordance with its normal course issuer bid.

Considering these transactions and the $3 million in dividends paid out during the quarter ended March 31, 2004, financing activities generated $40 million in liquidity during the period.

Consolidated financial position as at March 31, 2004

The Company’s working capital stood at $541 million as at March 31, 2004, at a ratio of 2.05:1. At year-end 2003, the working capital stood at $508 million for a ratio of 1.99:1.

Long-term debt, including the current portion, increased slightly to $1.2 billion as at March 31, 2004 compared to $1.1 billion as at December 31, 2003. The Company had $289 million available under its $500 million revolving credit facility at the end of the quarter. The net funded debt to total capitalization ratio increased from 45.5% as at December 31, 2003 to 46.9% as at March 31, 2004.

Due to the net loss incurred during the first quarter of 2004 and the dividend paid out, shareholders’ equity declined by $11 million or $0.15 per share to $1.0 billion or $12.78 per share as at March 31, 2004.

During the quarter, the Company obtained from its lenders greater flexibility under its revolving credit facility interest coverage covenant which will remain in force until the second quarter of 2005.

The liquidity available under the credit facilities of the Company and its joint ventures, along with the cash flow generated by the operating activities, will provide the Company sufficient funds to meet its financial obligations and fulfill its capital expenditure program, which budget estimates place at approximately $100 million for 2004. This budgeted amount may be revised during the course of this year, depending on the cash flow generated by operations.

Capital stock information

As at March 31, 2004, the capital stock issued and outstanding consisted of 81,734,791 common shares (81,731,387 as at December 31, 2003). As at March 31, 2004, 1,487,038 stock options were issued and outstanding (1,494,942 as at December 31, 2003).

	For the three-month periods ended March 31,
	2004	2003

Toronto Stock Exchange (CAS: TSX)
High	$12.60	$16.87
Low	$11.21	$12.60
Volume	7,969,000	9,759,000

Outlook

The Company anticipates that the next few quarters may witness further signs of strengthening in the North-American economy which should help implement sustainable price increases in most of its operating sectors. These selling price increases should partly offset recent hikes in energy and raw materials costs. After experiencing sustained growth in most of its operating sectors over the last few years, the Company continues to see the upcoming year as a year of consolidation. The Company is evaluating its operating sectors on the basis of long-term corporate objectives.

As an opportunistic acquirer of assets, the Company continues to monitor good acquisition opportunities and may temporarily increase its indebtedness ratio to make such acquisitions. The Company’s primary objective over the long-term, however, is still that of keeping its net funded debt to total capitalization ratio under 50%.

The Boxboard Group will continue to implement its cost reduction programs while focusing on customer service and improving quality. Throughout the rest of 2004, the Containerboard Group should continue to curtail its production levels to meet customer demand. The Containerboard Group announced in early April the acquisition of all the shares of Johnson Corrugated Products Corp., a corrugated products plant in Thompson, Connecticut for a consideration of approximately $14 million (US$11 million). This acquisition will further increase the integration of its North American operations.

The Specialty Products Group will start up its new honeycomb production line in Drummondville, Quebec and will continue to develop its paper recovery business.

The Tissue Group will continue to integrate the assets acquired in recent years and further decrease its production costs. The intent is to progressively start up the Company’s newly installed conversion facilities to respond to market demand.

The Fine Papers Group should continue to operate in a low pricing environment for both coated and uncoated papers, although recently-announced price increases are expected to hold given recent increases in virgin fibre costs.

White grades of recycled papers that are being used as virgin pulp substitutes by our Tissue paper sector are currently experiencing low North-American generation levels. It is anticipated that export demand for these grades will increase over the next few months. The combined impact of these two factors may lead to increased prices.

Old corrugated containers (OCC) have recently seen stabilization in prices. Generation levels remain high, while export-market demand has slowed. Our current inventories give us additional negotiating power in the marketplace and we anticipate they will be maintained at present levels.

Supplemental information on non-GAAP measures

Operating income before depreciation and amortization is not a measure of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization does not represent, and should not be used, as a substitute for operating income, net earnings or cash flows from operations as determined in accordance with Canadian GAAP, and is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization may differ from those of other companies.

Net earnings, which is a performance measure defined by Canadian GAAP, is reconciled below to operating income before depreciation and amortization:

	For the 3-month periods ended March 31,
	2004	2003

Net earnings (loss)	(6)	16
Share of results of significantly influenced companies	(1)	2
Provision (recovery) for income taxes	(2)	1
Loss on long-term debt refinancing	—	11
Foreign exchange loss (gain) on long-term debt	6	(16)
Interest expense	20	21
Operating Income	17	35

Depreciation and amortization	40	36

Operating Income before Depreciation and amortization	57	71

Information on shipments

Shipments (in thousands)

	For the three-month periods ended March 31,
	2004	2003

Packaging products
Boxboard
Manufacturing (S.T.)	216	226
Containerboard (1)
Manufacturing (S.T.)	179	176
Converting (square feet)	1,630	1,550
Tissue paper (S.T.)	96	90
Fine papers (S.T.)
Uncoated papers	33	39
Coated papers	32	40

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Additional information

Additional information relating to the Company, including the annual report and AIF, is available on SEDAR at www.sedar.com.

Consolidated Financial Statements

Consolidated Balance Sheets

(in millions of Canadian dollars)	Note	As at March 31, 2004	As at December 31, 2003
		(unaudited)
Assets
Current assets
Cash and cash equivalents		29	27
Accounts receivable		512	494
Inventories		515	501
		1,056	1,022
Property, plant and equipment		1,640	1,636
Other assets	4	191	186
Goodwill		83	83
		2,970	2,927
Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		52	43
Accounts payable and accrued liabilities		449	453
Current portion of long-term debt	5	14	18
		515	514
Long-term debt	5	1,146	1,092
Other liabilities	6	264	265
Shareholders’ equity
Capital stock	10	264	264
Retained earnings		769	778
Cumulative translation adjustments		12	14
		1,045	1,056
		2,970	2,927

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Earnings

(in millions of Canadian dollars, except per share amounts)		For the 3-month periods ended March 31,
(unaudited)	Note	2004	2003

Sales		870	899
Cost of sales and expenses
Cost of sales	9	728	737
Selling and administrative expenses		90	91
Unrealized gain on derivative financial instruments	2	(5)	—
Depreciation and amortization		40	36
		853	864
Operating income		17	35
Interest expense	9	20	21
Foreign exchange loss (gain) on long-term debt		6	(16)
Loss on long-term debt refinancing		—	11
		(9)	19
Provision (recovery) for income taxes		(2)	1
Share of results of significantly influenced companies		(1)	2

Net earnings (loss) for the period		(6)	16
Basic net earnings (loss) per common share		$(0.08)	$0.19
Diluted net earnings (loss) per common share		$(0.08)	$0.19
Weighted average number of common shares outstanding		81,734,786	81,827,725

Consolidated Statement of Retained Earnings

(in millions of Canadian dollars)	For the 3-month periods ended March 31,
(unaudited)	2004	2003

Balance - beginning of period	778	749
Net earnings (loss) for the period	(6)	16
Dividends	(3)	(3)
Excess of the common shares redemption price on their paid-up capital	—	(1)
Balance - end of period	769	761

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flows

(in millions of Canadian dollars)		For the 3-month periods ended March 31,
(unaudited)	Note	2004	2003

Operating activities
Net earnings (loss) for the period		(6)	16
Adjustments for
Unrealized gain on derivative financial instruments		(5)	—
Depreciation and amortization		40	36
Foreign exchange loss (gain) on long-term debt		6	(16)
Loss on long-term debt refinancing		—	11
Future income taxes		(4)	(8)
Share of results of significantly influenced companies		(1)	2
Others		3	4
		33	45
Change in non-cash working capital components		(36)	(79)
		(3)	(34)
Investing activities
Purchase of property, plant and equipment		(19)	(25)
Other assets		(2)	—
Business acquisitions, net of cash acquired	3	(14)	(1)
		(35)	(26)
Financing activities
Bank loans and advances		9	(63)
Issuance of senior notes, net of related expenses		—	669
Change in revolving credit facilities, net of related expenses		42	227
Increase in other long-term debt		3	44
Payments of other long-term debt		(11)	(818)
Premium paid on the redemption of long-term debt		—	(8)
Redemption of common shares		—	(1)
Dividends		(3)	(3)
		40	47
Change in cash and cash equivalents during the period		2	(13)
Translation adjustments on cash and cash equivalents		—	(2)
Cash and cash equivalents - Beginning of period		27	38

Cash and cash equivalents - End of period		29	23

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars)

(unaudited)

1   Accounting policies

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles. They should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies, except for the following:

Hedging relationships

On January 1, 2004, the Company applied Accounting Guideline 13 (“AcG-13”) regarding hedge accounting. In compliance with the criteria required by AcG-13, hedge accounting requires the Company to document the risk management strategy used. Upon executing a hedging contract, management documents the hedged item, namely asset, liability or anticipated transaction, the characteristics of the hedging instrument used and the selected method of assessing effectiveness. Certain hedging relationships existing as at December 31, 2003 did not meet the conditions of AcG-13 and consequently were recorded at fair value as at January 1, 2004, resulting in an increase in other assets of $3.7 million and in liabilities of $0.1 million. The related unrealized gain of $3.6 million were deferred and presented under other liabilities on the balance sheet.

Asset retirement obligations

In March 2003, the CICA issued Section 3110, “Asset Retirement Obligations”, which was implemented by the Company on January 1, 2004. This standard requires that the fair value of a liability for an asset obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The application of this standard did not have any significant impact on the financial position or results of operations of the Company.

Impairment of long-lived assets

Effective January 1, 2004, the Company adopted the new Handbook section 3063, ““Impairment of Long-Lived Assets””, which establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment and intangible assets with finite useful lives. Under the new standard, impairment in a long-lived asset is recognized when the undiscounted cash flows expected from the use and eventual disposition of the asset are less than their carrying amount. In such situations, the asset is measured at its fair value. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

Generally accepted accounting principles

On January 1, 2004, the Company adopted Section 1100, “Generally Accepted Accounting Principles”, and Section 1400, “General Standards for Financial Statement Presentation”, recently issued by the CICA. Section 1100 clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clarifies what constitutes a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer plays a role in establishing GAAP. As a result, the cost of delivery, which had been subtracted from sales in accordance with industry practice, is no longer subtracted from sales, but rather is included in cost of sales. For information purposes, cost of delivery for the three-month periods ended March 31, 2004 and 2003 amounted to $59 million.

2   Unrealized gain on derivative financial instruments

A joint venture of the Company has entered into various swap contracts with counterparties whereby it sets the price on notional quantities of certain commodities in order to reduce its exposure to price fluctuation. Under the new AcG-13 Guideline, old corrugated containers, unbleached 42-lb kraft linerboard and 26-lb semi-chem medium swap contracts, did not meet the criteria, for hedge effectiveness, and as a result, the joint venture had to account for these contracts at their fair market value. The fair market value of these contracts is re-evaluated each quarter and recorded as an unrealized gain or loss, in the consolidated statement of earnings. Company’s policy is to utilize derivative financial instrument, such as commodity swap contracts, for hedging purposes and not for trading nor speculative purposes. In addition, notwithstanding the fact that these commodity swap contracts did not meet the criteria under AcG-13, the Company believes, from an operational view, that these contracts are effective in minimizing it’s risk.

3   Business acquisitions

On February 18, 2004, the Company acquired the 50% participation held by its partner in Cascades Sonoco S.A. for a nominal amount. On March 11, 2004, the Company acquired the assets of a tissue mill located in Memphis, Tennessee from American Tissue or affiliates thereof, for a consideration of $15 million (US$11.4 million).

These acquisitions have been accounted for using the purchase method and the accounts and results of operations of these entities have been included in the consolidated financial statements since their dates of acquisition. The following allocation of the purchase price to the identifiable assets acquired and liabilities assumed resulted in no goodwill.

Acquired companies Business segment	Sonoco S.A. Packaging products	American Tissue Tissue Papers	Total

Cash and cash equivalents	1	—	1
Accounts receivable	1	—	1
Inventories	2	—	2
Property, plant and equipment	—	15	15
	4	15	19
Accounts payable and accrued liabilities	(1)	—	(1)
Long-term debt	(3)	—	(3)
Total consideration	—	15	15

4 Other assets

	March 31, 2004	December 31, 2003

Investments in significantly influenced companies	85	85
Other investments	6	9
Deferred charges	35	36
Employee future benefits	50	50
Fair value of derivative financial instruments	9	—
Other definite-life intangible assets	6	6
	191	186

5 Long-term debt

	March 31, 2004	December 31, 2003

7.25% unsecured senior notes	721	711
Revolving credit facility	209	168
Other debt from subsidiaries	33	36
Other debt from joint ventures	197	195
	1,160	1,110
Current portion	14	18
	1,146	1,092

6 Other liabilities

	March 31, 2004	December 31, 2003

Employee future benefits	80	80
Future income taxes	177	182
Unrealized gain on derivative financial instruments	4	—
Non-controlling interests	3	3
	264	265

7 Stock option plan

During the period ended March 31, 2004, the Company issued no stock options.

8 Interests in joint ventures

The major components of the interests in joint ventures in the consolidated financial statements are as follow:

	For the 3-month periods ended March 31,
	2004	2003

Consolidated balance sheets (1)
Current assets	245	237
Long-term assets	578	572
Current liabilities	124	121
Long-term debt, net of current portion	192	188

Consolidated statements of earnings
Sales	217	175
Depreciation and amortization	11	8
Operating income	17	14
Interest expense	4	5
Net earnings	9	9

Consolidated statements of cash flows
Operating activities	—	(12)
Investing activities	(6)	(3)
Financing activities	4	18

Additionnal information (1)
Cash and cash equivalents	10	12
Total assets	823	809
Total debt (2)	215	211
Dividends received by the Company from joint ventures	15	14

(1) As at December 31 for the 2003 consolidated balance sheet items

(2) Includes bank loans and advances, current portion of long-term debt and long-term debt

9 Additional information

	For the 3-month periods ended March 31,
	2004	2003

(a) Cost of sales
Foreign exchange gain (loss)	1	(4)

(b) Supplemental disclosure
Depreciation of property, plant and equipment	39	35
Amortization of other assets	1	1
Amortization of deferred financing cost included in interest expense	1	1
Interest paid	29	23
Income taxes paid	5	14

10 Capital stock

As at March 31, 2004, the capital stock issued and outstanding consisted of 81,734,791 common shares (81,731,387 as at December 31, 2003). As at May 3, 2004, 81,734,791 common shares were issued and outstanding. As at March 31, 2004, 1,487,038 stock options were issued and outstanding (1,494,942 as at December 31, 2003).

In 2004, in the normal course of business, the Company renewed its redemption program of a maximum of 4,086,964 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The redemption authorization is valid from March 11, 2004 to March 10, 2005. In 2004, the Company redeemed 4,500 common shares under this redemption program.

11 Subsequent event

On April 2, 2004, a joint venture of the Company acquired the shares of Johnson Corrugated Products Corp., a corrugated products plant in Thompson, Connecticut for an approximate consideration of $14 million (US$11 million) excluding fees related to the transaction. The allocation of the purchase price has not yet been definitely finalized by the joint venture. The Company’s 50% share in the cash portion of the purchase price is approximately $7 million (US$5.5 million).

Selected Segmented Information

(in millions of Canadian dollars)	For the 3-month periods ended March 31,
(unaudited)	2004	2003

Sales
Packaging products
Boxboard
Manufacturing	181	200
Converting	112	60
Eliminations and others	3	2
	296	262
Containerboard(1)
Manufacturing	78	90
Converting	110	117
Eliminations and others	(42)	(49)
	146	158
Specialty products	119	121
Eliminations	(10)	(9)
	551	532
Tissue papers
Manufacturing	154	165
Distribution	21	22
Eliminations	(7)	(5)
	168	182
Fine papers
Manufacturing	83	112
Distribution	100	107
Eliminations	(15)	(17)
	168	202
Eliminations	(17)	(17)
Consolidated total	870	899

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(in millions of Canadian dollars)	For the 3-month periods ended March 31,
(unaudited)	2004	2003

Operating income before depreciation and amortization and operating income

Packaging products
Boxboard
Manufacturing	7	12
Converting	8	2
Others	2	2
	17	16
Containerboard (1)
Manufacturing	7	5
Converting	11	10
Others	2	4
	20	19
Specialty products	8	9
	45	44
Tissue papers
Manufacturing	18	19
Distribution	—	(1)
	18	18
Fine papers
Manufacturing	(5)	6
Distribution	2	3
	(3)	9
Corporate	(3)	—

Operating income before depreciation and amortization	57	71

Depreciation and amortization
Boxboard	(15)	(11)
Containerboard (1)	(9)	(9)
Specialty products	(6)	(5)
Tissue papers	(9)	(10)
Fine papers	(3)	(3)
Corporate and eliminations	2	2
	(40)	(36)
Operating income	17	35

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(in millions of Canadian dollars)	For the 3-month periods ended March 31,
(unaudited)	2004	2003

Purchase of property, plant and equipment
Packaging products
Boxboard
Manufacturing	5	2
Converting	3	1
Others	—	1
	8	4
Containerboard (1)
Manufacturing	2	3
Converting	1	2
Others	—	—
	3	5
Specialty products	3	7
	14	16
Tissue papers
Manufacturing	2	8
Distribution	—	—
	2	8
Fine papers
Manufacturing	1	1
Distribution	—	—
	1	1
Corporate	2	—
Consolidated total	19	25

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Additional information

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization is not a measure of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization does not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization may differ from that of other companies.

Net earnings, which is a performance measure define by Canadian GAAP is reconcilied below to Operating Income before Depreciation and Amortization:

	For the 3-month periods ended March 31,
	2004	2003

Net earnings (loss)	(6)	16
Share of results of significantly influenced companies	(1)	2
Provision (recovery) for income taxes	(2)	1
Loss on long-term debt refinancing	—	11
Foreign exchange loss (gain) on long-term debt	6	(16)
Interest expense	20	21

Operating Income	17	35

Depreciation and amortization	40	36

Operating Income before Depreciation and amortization	57	71

Cascades Inc. is a leader in the manufacture, converting and marketing of packaging products, tissue paper and specialty fine papers. Internationally, Cascades employs in excess of 15,000 people and operates some 150 modern and versatile operating units located in Canada, the United States, France, England, Germany and Sweden. The Company recycles more than two million tons of paper and board annually, supplying the majority of its fibre requirements. Leading-edge de-inking technology, sustained research and development, and nearly 40 years of experience in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades’ common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

Investor Relations

For further information:

Marc Jasmin, CMA

Director, Investor Relations

Cascades Inc.

772, Sherbrooke Street West

Montreal (Quebec)

H3A 1G1

Telephone: (514) 282-2681

Fax: (514) 282-2624

investisseur@cascades.com